March 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

U.S.A.

Attention:	Linda Cvrkel (Branch Chief)
Heather Clark

Re:	Tim Hortons Inc.
Form 10-K for the Fiscal Year ended December 30, 2012
Filed February 21, 2013
File No. 001-32843

Dear Ms. Cvrkel:

On behalf of Tim Hortons Inc. (the “Company”), this letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 13, 2013 (the “Comment Letter”) related to the Annual Report on Form 10-K of the Company for the fiscal year ended December 30, 2012 (the “Annual Report”). Set forth below is the text of the comments contained in the Comment Letter in italics, followed by the Company’s response.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Liquidity and Capital Resources, page 77

Comparative Cash Flows, page 82

1.	Please revise your liquidity section, including your analysis of cash flows from operating, investing, and financing activities, to cover the three-year period presented in your financial statements. In this regard, we note that a year to year comparison has been provided for operating cash flows from 2010 to 2011 and from 2011 to 2012; however, your M&DA discussion of liquidity only includes a discussion of cash flows from investing and financing activities for 2012 and 2011. Please confirm that you will revise your liquidity discussion to cover the three year period presented in your financial statements. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Company Response

The Company will revise its MD&A discussion of liquidity in its Annual Report to include a discussion of the comparative cash flows from investing and financing activities from fiscal 2011 to 2010, as follows:

Investing Activities.

Net cash used in investing activities decreased by $448.7 million in fiscal 2011 as compared to fiscal 2010 due primarily to the gross proceeds received in fiscal 2010 from the sale of our interest in Maidstone Bakeries, and increased capital expenditures resulting from our increased development of standard and non-standard restaurants and our replacement distribution facility in Kingston.

Financing Activities.

Net cash used in financing activities increased to $687.8 million in fiscal 2011 from $365.6 million in fiscal 2010 due primarily to additional share repurchases made in fiscal 2011 as a result of proceeds available from the sale of Maidstone Bakeries in fiscal 2010.

Item 9A. Controls and Procedures, page 141

2.	Please revise to disclose whether there were any changes to your internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting in accordance with Item 308(c) of Regulation S-K.

Company Response

The Company will revise its Annual Report to include the following statement in Item 9A:

There were no changes in our controls over financial reporting during the fiscal year ended December 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * * * * * * *

In responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (905) 339-5590 or Jill Aebker, the Company’s Executive Vice President, General Counsel and Corporate Secretary, at (905) 339-6102.

Sincerely,

/s/ Cynthia J. Devine

Cynthia Devine
Chief Financial Officer

cc: Jill Aebker, Executive Vice President, General Counsel and Corporate Secretary, Tim Hortons Inc.